


03012251

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-44863

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

FIMCO Securties Group, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3900 W. Brown Deer Rd.
(No. and Street)

Milwaukee,	WI	53209
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Henry 414-371-8000
(Area Code — Telephone No.)

PROCESSED
MAR 13 2003
THOMSON FINANCIAL

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Clifton Gunderson LLP
(Name — if individual, state last, first, middle name)

2323 North Mayfair Rd. Suite 400,	Milwaukee,	WI	53226
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- XX Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 26 2003
WASH. D.C. 165

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

MAR 12 2003

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark Henry, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FIMCO Securities Group, Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Financial Operations Principal

Title

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

PAGE



Certified Public Accountants & Consultants

Independent Auditor's Report

Board of Directors
FIMCO Securities Group, Inc.
Milwaukee, Wisconsin

We have audited the accompanying statements of financial condition of FIMCO Securities Group, Inc. as of December 31, 2002 and 2001, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FIMCO Securities Group, Inc. as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is presented fairly, in all material respects, in relation to the basic financial statements taken as a whole.

Clifton Gunderson LLP

Milwaukee, Wisconsin
January 21, 2003

Offices in 13 states and Washington, DC



FIMCO SECURITIES GROUP, INC.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2002 and 2001

ASSETS

	2002	2001
Cash and cash equivalents	$ 68,568	$ 45,043
Receivable from related parties	69,619	71,511
Advance to stockholder	501,500	501,500
TOTAL ASSETS	$ 639,687	$ 618,054

STOCKHOLDER'S EQUITY

	2002	2001
TOTAL STOCKHOLDER'S EQUITY	$ 639,687	$ 618,054

These financial statements should be read only in connection with the accompanying summary of significant accounting policies and notes to financial statements.

FIMCO SECURITIES GROUP, INC.
STATEMENTS OF OPERATIONS
Years Ended December 31, 2002 and 2001

	2002	2001
REVENUES		
Commission income	$ 551,172	$ 700,428
Investment income	92	943
Total revenues	551,264	701,371
EXPENSES		
Management fee expense	510,000	532,000
Professional fees	9,067	73,956
Insurance	1,503	835
Licensing fees and expenses	6,459	5,505
General and administrative	2,602	26,001
Legal settlement	-	70,000
Commissions and fees refunded	-	(27,648)
Total expenses	529,631	680,649
NET INCOME	$ 21,633	$ 20,722

These financial statements should be read only in connection with the accompanying summary of significant accounting policies and notes to financial statements.

FIMCO SECURITIES GROUP, INC.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
Years Ended December 31, 2002 and 2001

	Common Stock - $.01 ParValue; Authorized 9,000 Shares		Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
	Shares	Amount			
BALANCE, DECEMBER 31, 2000	100	$ 1	$ 199,999	$ 397,332	$ 597,332
Net income	-	-	-	20,722	20,722
BALANCE, DECEMBER 31, 2001	100	1	199,999	418,054	618,054
Net income	-	-	-	21,633	21,633
BALANCE, DECEMBER 31, 2002	100	$ 1	$ 199,999	$ 439,687	$ 639,687

These financial statements should be read only in connection with the accompanying summary of significant accounting policies and notes to financial statements.

FIMCO SECURITIES GROUP, INC.
STATEMENTS OF CASH FLOWS
Years Ended December 31, 2002 and 2001

	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 21,633	$ 20,722
Adjustments to reconcile net income to net cash provided by operating activities:		
Effects of changes in operating assets and liabilities:		
Commissions payable	-	(11,557)
Net cash provided by operating activities	21,633	9,165
CASH FLOWS FROM FINANCING ACTIVITIES		
Collections on advances from related parties	1,892	6,767
NET INCREASE IN CASH AND CASH EQUIVALENTS	23,525	15,932
NET CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	45,043	29,111
NET CASH AND CASH EQUIVALENTS, END OF YEAR	$ 68,568	$ 45,043

These financial statements should be read only in connection with the accompanying summary of significant accounting policies and notes to financial statements.

FIMCO SECURITIES GROUP, INC.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
December 31, 2002 and 2001

FIMCO Securities Group, Inc. (Company) was incorporated on March 25, 1992 in the state of Wisconsin. The Company is registered as a broker and dealer in securities under the Securities Exchange Act of 1934. The Company markets securities, annuities, unit investment trusts and mutual funds through savings and loans, banks and other financial institutions. Transactions involving registered, traded equity securities are processed through a correspondent securities broker and dealer on a fully-disclosed basis. The Company's fiscal year ends December 31. Significant accounting policies followed by the Company are presented below.

USE OF ESTIMATES IN PREPARING FINANCIAL STATEMENTS

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents includes cash and money market mutual funds.

LICENSING FEES

Licensing fees are expensed as incurred.

REVENUE AND EXPENSE RECOGNITION

Customers' securities transactions are recorded on a trade date basis. Commission income is recorded as earned and related commission expense is recorded as incurred. Commission income from variable annuity transactions and ongoing monthly mutual fund share purchases is recognized when received.

INCOME TAXES

The Company has elected to have its earnings taxed directly to its stockholder for federal and state income tax purposes under subchapter S of the Internal Revenue Code. Accordingly, no provision for income taxes is made in the accompanying financial statements.

This information is an integral part of the accompanying financial statements.

FIMCO SECURITIES GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2002 and 2001

NOTE 1 - RECEIVABLE FROM RELATED PARTIES

Receivable from related parties is advances and expense reimbursement payments made for companies related through common ownership and is due on demand.

NOTE 2 - ADVANCE TO STOCKHOLDER

Advance to stockholder is due on demand and has no stated interest rate.

NOTE 3 - RELATED-PARTY TRANSACTIONS

The Company shares common occupancy and administrative costs with companies related through common ownership. The Company paid management fees of $510,000 and $532,000 for the years ended December 31, 2002 and 2001, respectively, to a company related through common ownership for the provision of administrative services. The fee, which may be waived, discharged, or increased at the discretion of the related company, need not be representative of the actual expenses incurred because both companies are owned 100% by the same stockholder.

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2002 and 2001, respectively, the Company had net capital of $68,568 and $45,043, net capital in excess of the requirement of $63,568 and $40,043 and a net capital ratio of 0.0 to 1 and 0.0 to 1.

NOTE 5 - CONTINGENCY

The Company has an outstanding claim arising in the ordinary course of business. Since there has been no communication regarding this matter during 2002, management believes the ultimate disposition of this matter will not have a material adverse effect on the Company's financial position, results of operations or liquidity.

NOTE 6 - RECLASSIFICATIONS

Certain expense amounts in the statement of operations for 2001 have been reclassified to conform with the current year's presentation.

SUPPLEMENTAL INFORMATION

FIMCO SECURITIES GROUP, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2002

TOTAL STOCKHOLDER'S EQUITY		$ 639,687
Nonallowable assets		
Receivable from related party	$ 69,619	
Advance to stockholder	501,500	
Total nonallowable assets		571,119
NET CAPITAL		$ 68,568

Reconciliation with Company's Computation
(included in Part IIA of Form X-17A-5 as of December 31, 2002)

There were no material differences between member's equity and net capital as reported in the Company's Focus Report Part IIA.

This information is an integral part of the accompanying financial statements.

FIMCO SECURITIES GROUP, INC.
COMPUTATION OF BASIC NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2002

Aggregate Indebtedness	
Included in statement of financial condition	
Accounts payable, accrued expenses and other liabilities	$ -
Computation of Basic Net Capital Requirement	
Minimum net capital required (6-2/3% of aggregate indebtedness)	$ -
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement	$ 5,000
Excess net capital	$ 63,568
Excess net capital at 1,000%	$ 63,568
Ratio of aggregate indebtedness to net capital	0.0 to 1

This information is an integral part of the accompanying financial statements.

FIMCO SECURITIES GROUP, INC.
COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS UNDER RULE 15c3-3
Year Ended December 31, 2002

Broker-dealer is exempt from Rule 15c3-3. There were no security transactions during 2002.

This information is an integral part of the accompanying financial statements.


Clifton
Gunderson LLP
Certified Public Accountants & Consultants

To the Board of Directors
FIMCO Securities Group, Inc.
Milwaukee, Wisconsin

In planning and performing our audit of the financial statements and supplemental schedules of FIMCO Securities Group, Inc. (the Company) for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Offices in 13 states and Washington, DC


Member of
HLB
International

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Clifton Gunderson LLP

Milwaukee, Wisconsin
January 21, 2003